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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Dated May 8, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation
(Translation of Registrant's Name into English)

Västra Trädgårdsgatan 11 B
Stockholm
Sweden
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F   X                                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     N/A

INTERIM REPORT FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2003

BUSINESS ACTIVITIES

Market

        Despite the worldwide uncertainty, with low economic activity in many markets, SEK reached a total volume of customer-related financial transactions of Skr 5.4 billion (5.5), of which long-term credits represented Skr 4.8 billion (4.8) and syndicated customer transactions represented Skr 0.6 billion (0.7). Of long-term credits, the largest portion, Skr 2.8 billion (0.0), represented export credits. Such credits included, i.a., a credit granted for part of the financing of an important Mexican deal for Volvo. Further, such credits also included the first credit granted under the improved CIRR-system. The activities towards municipalities have continued to develop positively, with a volume of Skr 0.8 billion (0.7) in new credits. Other direct lending to customers amounted to Skr 1.2 billion (4.1).

Borrowings

        New long-term borrowings during the period amounted to Skr 14.0 billion (11.1). Among others, a number of plain vanilla issues denominated in AUD, CAD, NZD and USD have been launched in the European markets, as well as a number of private placements in the Japanese market.

INCOME STATEMENT

Results

        Operating profit amounted to Skr 169.2 million (180.2). The decrease in profit was due mainly to a decline in total assets compared with the same period in the previous year. The approximate month-end average volume of total assets has decreased to Skr 133.6 billion (149.7).

        Administrative expenses amounted to Skr 43.7 million (38.7). The increase was related to higher personnel expenses, due mainly to the ongoing widening of the business activities.

        No credit losses have been made.

Margins

        Net interest earnings were Skr 202.9 million (210.4). The contribution to net interest earnings from debt-financed assets was Skr 120.2 million (125.4). The underlying average volume of such debt-financed assets was Skr 109.0 billion (117.5), with an increased average margin of 0.44 percent p.a. (0.43) SEK has experienced increased margins on new credits, which have been partly offset by increased margins on borrowed funds. The increase in average margin was due also to an increase in the average proportion of the credit portfolio. The average volume of the liquidity portfolio, whose average margin is lower than that of the credit portfolio, has decreased. The contribution to net interest earnings from the investment portfolio, which represents the investment of SEK's equity, was Skr 82.7 million (85.0). The decrease reflects that reinvestments of parts of SEK's investment portfolio have been made at lower interest rates than those of the replaced, matured assets.

Return on Equity

        The annualized return on equity was 18.0 percent (19.8) before taxes, and 12.9 percent (14.2) after taxes, respectively.

BALANCE SHEET

Assets

        At period-end, SEK's total assets amounted to Skr 135.0 billion (y-e: 132.5).

        The aggregate amount of credits outstanding and credits committed though not yet disbursed at period-end was Skr 76.7 billion (y-e: 77.3), of which Skr 62.8 billion (y-e: 65.5) represented credits outstanding. Simultaneously, the aggregate amount of outstanding offers for new credits decreased to Skr 58.4 billion (y-e: 59.7).

Liquidity

        At period-end, the liquidity portfolio amounted to Skr 61.2 billion (y-e: 58.9).

        SEK continues to have a high level of liquid assets and a low funding risk. At period-end, the aggregate volume of funds borrowed and shareholders' funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities.

Counterparty Risk Exposures and
Capital Adequacy Ratio

        Highly rated OECD states represented 25 percent (y-e: 27) of SEK's total counterparty risk exposure. Further, of the total exposures, 59 percent (y-e: 56) was against banks and other financial institutions, while 16 percent (y-e: 17) was against municipalities, corporations and others.

        SEK's capital adequacy ratio is well above the minimum required by law. SEK's adjusted total capital adequacy ratio at period-end was 18.2 percent (y-e: 18.8), of which 13.4 percent (y-e: 13.7) represented adjusted Tier-1. The adjusted ratios are calculated with inclusion in the Tier-1 capital base of SEK's guarantee fund capital of Skr 600 million in addition to the regulatory capital base. The regulatory total capital adequacy ratio at period-end was 16.5 percent (y-e: 17.0), of which 11.7 percent (y-e: 11.9) represented Tier-1.

Stockholm, May 5, 2003
 AB SVENSK EXPORTKREDIT
SWEDISH EXPORT CREDIT CORPORATION

Peter Yngwe
President

        Further information may be obtained from Peter Yngwe, President, or Sven-Olof Söderlund, Executive Director, on telephone no. (46) 8-613 83 00. (See also SEK's website www.sek.se.)

Auditors' Review Report

        We have reviewed the interim report for the three-month period ended March 31, 2003, in accordance with Swedish generally accepted standards for such reviews. A review is significantly less in scope than an examination in accordance with generally accepted auditing standards. During our review nothing came to our attention to indicate that the interim report does not comply with the requirements of the Swedish Act on Annual Accounts for Credit Institutions and Securities Companies.

Stockholm, May 5, 2003

Gunnar Abrahamson Authorized Public Accountant (Appointed by the Swedish Financial Supervisory Authority)	Staffan Kjellström Authorized Public Accountant	Caj Nackstad Authorized Public Accountant

FINANCIAL HIGHLIGHTS

(Amounts (other than %) in million) (* 1 USD = 8.505 Skr)	March 31, 2003 USD*	March 31, 2003 Skr	March 31, 2002 Skr	December 31, 2002 Skr
Earnings
Operating profit	20	169.2	180.2	664.4
Net profit for the period	14	121.5	129.6	479.7
Pre-tax return on equity	18.0%	18.0%	19.8%	19.5%
After-tax return on equity	12.9%	12.9%	14.2%	14.0%
Lending operations
Customer-related financial transactions	637	5,414	5,517	17,923
Offers for new credits accepted by borrowers	566	4,811	4,824	13,365
Credits, outstanding and undisbursed (old format)	9,019	76,705	85,922	77,319
Credits, outstanding and undisbursed (new format)	6,193	52,672	58,551	50,870
Borrowing operations
New long-term borrowings	1,636	14,016	11,068	44,926
Outstanding senior debt	13,417	114,113	118,982	112,614
Outstanding subordinated debt	254	2,162	4,586	2,225
Total assets	15,873	135,004	144,409	132,538
Capital
Capital adequacy ratio	16.5%	16.5%	18.6%	17.0%
Adjusted capital adequacy ratio	18.2%	18.2%	20.5%	18.8%

The definitions of the Financial Highlights are included in SEK's 2002 Annual Report (Note 32).

        SEK is owned by the Swedish State (approximately 65%) and the global technology company ABB (approximately 35%), SEK's objective is to engage in financing activities and in connection therewith primarily promote the development of Swedish commerce and industry and Swedish export industry as well as otherwise engaging in Swedish and international financing activities on commercial grounds. Credits are granted at fixed or floating interest rates. SEK funds its activities primarily by issues in the international capital markets. SEK's balance sheet and assets are of high quality. SEK's long-term debt rating from Standard & Poor's is AA+ (negative outlook) and from Moody's is Aa2.

INCOME STATEMENTS

SEK (exclusive of the S-system)	January-March, 2003		January-March, 2002		January-December, 2002
(Skr million)	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Interest revenues	1,135.6	1,137.1	1,283.5	1,284.9	4,838.4	4,843.8
Interest expenses	-932.7	-932.7	-1,073.1	-1,073.1	-4,040.2	-4,040.2

Net interest revenues	202.9	204.4	210.4	211.8	798.2	803.6
Commissions earned	1.5	1.2	0.7	0.7	18.5	14.0
Commissions incurred	-1.6	-1.6	-1.8	-1.8	-6.5	-6.5
Remuneration from the S-system	12.4	12.4	9.3	9.3	33.0	33.0
Net results of financial transactions	-0.5	-0.5	1.9	1.9	-0.7	-0.7
Other operating income	0.0	0.2	0.0	0.0	0.9	1.8
Administrative expenses	-43.7	-44.5	-38.7	-40.4	-166.4	-170.4
Depreciations of non-financial assets	-1.6	-1.0	-1.4	-0.8	-7.5	-5.4
Other operating expenses	-0.2	0.0	-0.2	0.0	-5.1	-4.3

Operating profit	169.2	170.6	180.2	180.7	664.4	665.1
Changes in untaxed reserves	n.a.	0.0	n.a.	0.0	n.a.	15.0
Taxes (Note 1)	-47.7	-47.7	-50.6	-50.6	-184.7	-188.5

Net profit for the period	121.5	122.9	129.6	130.1	479.7	491.6
Earnings per share, Skr (Note 5)	123		131		485
The above income statements do not include the S-system, the results of which are shown below.
S-system (Skr million)	January-March, 2003	January-March, 2002	January-December, 2002
Interest revenues	117.7	164.1	592.5
Interest expenses	-151.9	-200.1	-786.4

Net interest expenses	-34.3	-36.0	-193.9
Remuneration to SEK	-12.4	-9.3	-33.0
Foreign exchange effects	-0.3	2.0	2.6
Reimbursement from the State	47.0	43.3	224.3

Net	0.0	0.0	0.0

BALANCE SHEETS

	March 31, 2003			March 31, 2002
(Skr million)	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
ASSETS
Cash in hand	0.0	0.0	0.0	0.0	0.0	0.0
Treasuries/government bonds	5,452.2	5,452.2	75.8	6,008.5	6,008.5	75.3
Of which current assets	(4,587.0)	(4,587.0)	(75.8)	(5,031.2)	(5,031.2)	(75.3)
Of which fixed assets	(865.2)	(865.2)	—	(977.3)	(977.3)	—
Credits to credit institutions (Note 3)	10,163.3	10,152.1	2,989.6	12,984.7	12,973.6	6,537.5
Credits to the public (Note 3)	28,628.0	28,628.0	7,704.7	26,048.2	26,048.2	4,964.2
Other interest-bearing securities	79,841.3	79,841.3	—	79,393.7	79,393.7	—
Of which current assets	(50,423.6)	(50,423.6)	—	(49,001.9)	(49,001.9)	—
Of which fixed assets	(29,417.8)	(29,417.8)	—	(30,391.8)	(30,391.8)	—
Of which credits (Note 2)	(28,935.8)	(28,935.8)	—	(29,912.1)	(29,912.1)	—
Shares in subsidiaries	n.a.	113.5	—	n.a.	113.5	—
Non-financial assets	185.8	68.1	—	178.0	59.8	—
Other assets	7,620.7	7,689.7	156.4	4,526.0	4,593.6	160.9
Prepaid expenses and accrued revenues	3,113.0	3,112.9	123.6	3,399.4	3,399.2	139.9

Total assets (Note 4)	135,004.3	135,057.8	11,050.1	132,538.5	132,590.1	11,877.8

LIABILITIES, ALLOCATIONS AND SHAREHOLDERS' FUNDS
Borrowing from credit institutions	425.8	425.8	0.0	611.9	611.9	8.6
Borrowing from the public	43.5	43.5	0.0	33.4	33.4	0.0
Senior securities issued	113,644.0	113,644.0	1,002.8	111,968.3	111,968.3	3,170.1
Other liabilities	11,612.7	11,643.3	60.3	10,547.8	10,578.3	65.0
Lending/(borrowing) between SEK and the S-system	—	—	9,791.5	—	—	8,393.0
Accrued expenses and prepaid revenues	2,830.6	2,830.6	195.5	2,988.8	2,988.4	241.1
Allocations	399.0	18.2	—	399.0	18.2	—
Subordinated securities issued	2,162.5	2,162.5	—	2,224.6	2,224.6	—

Total liabilities and allocations	131,118.1	130,767.9	11,050.1	128,773.8	128,423.1	11,877.8
Untaxed reserves	n.a.	1,360.0	—	n.a.	1,360.0	—
Share capital	990.0	990.0	—	990.0	990.0	—
Non-distributable reserves	1,132.7	140.0	—	1,132.7	140.0	—

Total non-distributable capital	2,122.7	1,130.0	—	2,122.7	1,130.0	—
Profit carried forward	1,642.0	1,677.1	—	1,162.3	1,185.4	—
Net profit for the period	121.5	122.8	—	479.7	491.6	—

Total distributable capital	1,763.5	1,799.9	—	1,642.0	1,677.0	—

Total shareholders' funds	3,886.2	2,929.9	—	3,764.7	2,807.0	—

Total liabilities, allocations and shareholders' funds	135,004.3	135,057.8	11,050.1	132,538.5	132,590.1	11,877.8

COLLATERAL PROVIDED
Collateral provided	None	None	None	None	None	None
Interest-bearing securities Subject to lending	217.0	217.0	—	329.6	329.6	—
CONTINGENT LIABILITIES	None	None	None	None	None	None
COMMITMENTS
Committed undisbursed credits	13,891.3	13,891.3	10,309.4	11,848.6	11,848.6	10,124.1

Specification of Change in Shareholders' Funds

Consolidated Group

(Skr million)	January-March, 2003	January-March, 2002
Opening balance of shareholders' funds	3,764.7	3,645.4
Net profit for the period	121.5	129.6

Closing balance of shareholders' funds	3,886.2	3,775.0

STATEMENTS OF CASH FLOWS, SUMMARY

	January-March, 2003		January-March, 2002
(Skr million)	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Net cash (used in)/provided by operating activities	-1,428.2	-1,428.2	4,471.9	4,471.8
Net cash (used in)/provided by investing activities	-9.4	-9.3	-1.2	-1.1
Net cash (used in)/provided by financing activities	1,437.6	1,437.6	-4,470.7	-4,470.7
Cash and cash equivalents at end of period	0.0	0.0	0.0	0.0

The statements of cash-flows have been drawn up in accordance with principles applied by the Swedish Financial Accounting Standards Council's recommendation No. 7—Accounting Recommendation for Cash Flows.

Capital Base and Required Capital

According to Capital Adequacy Requirements under Swedish Law, which are in Compliance with International Guidelines. However, the adjusted capital adequacy ratios shown below, are calculated with inclusion in the Tier-1 capital base of SEK's guarantee fund capital of Skr 600 million in addition to the regulatory approved capital base.

(Amounts in Skr million)

I.    Capital requirement

	Consolidated Group						Parent Company
	March 31, 2003			December 31, 2002			March 31, 2003			December 31, 2002
	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital
On-balance sheet items	135,004	30,929	2,475	132,538	30,447	2,436	135,058	30,993	2,480	132,590	30,510	2,441
Off-balance sheet items	18,452	3,403	272	16,231	2,979	238	18,452	3,403	272	16,231	2,979	238
Other exposures	n.a.	0	0	n.a.	0	0	n.a.	0	0	n.a.	0	0

Total	153,456	34,332	2,747	148,769	33,426	2,674	153,510	34,396	2,752	148,821	33,489	2,679
Breakdown by category:
A. Riskweight 0%	51,831	—	—	51,078	—	—	51,819	—	—	51,067	—	—
B. Riskweight 20%	76,590	15,318	1,225	70,346	14,069	1,126	76,591	15,318	1,225	70,346	14,069	1,126
C. Riskweight 50%	2,352	1,176	94	2,481	1,241	99	2,352	1,176	94	2,481	1,241	99
D. Riskweight 100%	16,968	16,968	1,358	17,031	17,031	1,362	17,033	17,033	1,363	17,094	17,094	1,367
E. Market exposures	5,715	870	70	7,833	1,085	87	5,715	869	70	7,833	1,085	87

Total	153,456	34,332	2,747	148,769	33,426	2,674	153,510	34,396	2,752	148,821	33,489	2,679
II. Capital base (A)					III. Capital Adequacy Ratio
	Consolidated Group		Parent Company			Consolidated Group		Parent Company
	03/2003	12/2002	03/2003	12/2002		03/2003	12/2002	03/2003	12/2002
Tier-1 capital	4,008	3,963	4,046	3,987	Total	16.5%	17.0%	16.5%	17.0%
Tier-2 capital	1,640	1,708	1,635	1,705	Of which:
Of which:					Tier-1 ratio	11.7%	11.9%	11.8%	11.9%
Upper Tier-2	1,178	1,248	1,173	1,245	Tier-2 ratio	4.8%	5.1%	4.8%	5.1%
Lower Tier-2	462	460	462	460	Of which:
Total	5,648	5,671	5,681	5,692	Upper Tier-2 ratio	3.4%	3.7%	3.4%	3.7%
					Lower Tier-2 ratio	1.3%	1.4%	1.3%	1.4%
Adjusted Tier-1 capital	4,608	4,563	4,646	4,587	Adjusted Total	18.2%	18.8%	18.3%	18.8%
Adjusted Total	6,248	6,271	6,281	6,292	Of which: Adj. Tier-1 ratio	13.4%	13.7%	13.5%	13.7%

IV.    Specification of off-balance sheet items (B)

							Book value on-balance sheet
Consolidated Group and Parent Company:	Of which:						Related to derivative contracts with positive real exposures:		Related to derivative contracts with negative real exposures:
	Nominal amounts	Converted claims	Positive real exposures	Potential exposures	Negative real exposures	Weighted claims	Positive book values	Negative book values	Positive book values	Negative book values
March 31, 2003
Derivative financial contracts
Currency related agreements	112,814	6,049	3,383	2,666	2,603	1,595	435	1,401	1,643	3,458
Interest rate related contracts:	111,791	2,155	1,738	417	6,264	592	222	1,684	209	249
Equity related contracts	24,236	3,085	1,246	1,839	340	765	43	114	20	437
Commodity related contracts, etc	0	0	0	0	0	0	—	—	—	—

Total derivative contracts	248,841	11,289	6,367	4,922	9,207	2,952	700	3,199	1,872	4,144
Other off-balance sheet contracts and commitments: Repurchase agreements etc. (repos)	217	217	—	217	—	—
Undisbursed credits	13,891	6,946	—	6,946	—	451

Total	262,949	18,452	6,367	12,085	9,207	3,403
December 31, 2002
Derivative financial contracts:
Currency related agreements	117,542	5,751	2,709	3,042	3,693	1,559	322	1,498	1,605	2,912
Interest rate related contracts	104,318	1,971	1,588	383	4,993	584	25	1,743	367	51
Equity related contracts	21,425	2,255	644	1,611	267	590	345	10	10	416
Commodity related contracts, etc	0	0	0	0	0	0	—	—	—	—

Total derivative contracts	243,285	9,977	4,941	5,036	8,953	2,733	692	3,251	1,982	3,379
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	330	330	—	330	—	—
Undisbursed credits	11,849	5,924	—	5,924	—	246

Total	255,464	16,231	4,941	11,290	8,953	2,979

(A)
The capital base includes the profit for the year 2002—less the dividend proposed—according to the Board's proposal for distribution of the 2002 profits. The capital base also includes the profit for the three-month period ended March 31, 2003, less expected dividend related to said period.

(B)
In accordance with SEK's policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, different kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc). It is worth noting that the nominal amounts of such derivative instruments do not reflect real exposures, but merely constitute the basis from which the exposures (converted claims) are derived.

COUNTERPARTY RISK EXPOSURES
(Skr billion)

Consolidated Group and Parent Company:	Total				Credits & Interest- bearing securities				Derivatives, Undisbursed credits, etc.
	March 31, 2003		December 31, 2002		March 31, 2003		December 31, 2002		March 31, 2003		December 31, 2002
Classified by type of counterparty
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
State	35.1	25	37.8	27	29.4	24	32.5	26	5.7	31	5.3	33
Municipalities	6.2	4	5.8	4	6.0	5	5.7	5	0.2	1	0.1	1
Mortgage institutions	4.1	3	4.2	3	4.1	3	4.2	3	—	—	—	—
Banks	49.1	35	47.0	34	43.2	35	41.8	34	5.9	32	5.2	32
Other credit institutions	30.3	21	27.9	20	24.0	19	22.6	18	6.3	34	5.3	33
Corporations and others	17.4	12	17.7	13	17.0	14	17.5	14	0.4	2	0.2	1

Total	142.2	100	140.4	100	123.7	100	124.3	100	18.5	100	16.1	100

NOTES

        Accounting principles:    The accounting principles described in SEK's Annual Report for the year 2002 have been applied unchanged. A number of accounting recommendations from the Swedish Financial Accounting Standards Council have been introduced as of the year 2003. However, these have not had any material effect on this interim report.

        Note 1.    Reported amounts of taxes for the three-month period ended March 31 represent profits before appropriation multiplied by the standard tax rate (28%). Accordingly, no allocations to, or dissolutions of, untaxed reserves have been made before the calculation of taxes. Such allocations, or dissolutions, may be determined only on a full-year basis.

        Note 2.    Represents credits granted against documentation in the form of interest-bearing securities.

        Note 3.    In accordance with the Swedish Financial Supervisory Authority's regulations, the Company reports credits with principal or interest more than 60 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 102.2 million (y-e: 64.3). The principal amount not past due on such credits was Skr 597.2 million (y-e: 622.1). All past-due credits were covered by adequate guarantees.

        Note 4.    The amount of total assets at period-end, Skr 135.0 billion, was approximately Skr 1.4 billion lower than it would have been if the currency exchange rates as of December 31, 2002 had been unchanged.

        Note 5.    Earnings per share: Net profit for the period divided by the number of shares.

        References herein to "Skr" mean Swedish kronor.
        The exchange rate on March 31, 2003 was 8.505 Swedish kronor to the US dollar (March 31,
        2002: 10.3375; December 31, 2002: 8.825).
        Amounts stated herein relate to March 31 or December 31, in the case of positions, and the three-month period ended
        March 31 or the twelve-month period ended December 31, in the case of flows, unless otherwise indicated.
        Amounts within parenthesis relate to the same date, in the case of positions, and to the same period, in the case of flows, for the preceding year, unless otherwise indicated.
        References herein to "credits" mean credits as defined under the "old format", unless otherwise indicated.

AB Svensk Exportkredit/Swedish Export Credit Corporation (publ)
Postal address	Street address	Telephone	Telefax	Org. No. 556084-0315
Box 16368	Västra Trädgårdsgatan 11 B	+46 8 613 83 00	+46 8 20 38 94	VAT No. SE663000133401
SE-103 27 Stockholm	Internet	E-mail	Telex	Registered office
Swift address	www.sek.se	info@sek.se	12166 SEK S	Stockholm, Sweden
SEKXSESS

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 8, 2003

AB Svensk Exportkredit (Swedish Export Credit Corporation)
By:	/s/ PETER YNGWE Peter Yngwe, President

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INTERIM REPORT FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2003
  FINANCIAL HIGHLIGHTS
  INCOME STATEMENTS
  BALANCE SHEETS
  STATEMENTS OF CASH FLOWS, SUMMARY
  Capital Base and Required Capital
  COUNTERPARTY RISK EXPOSURES
SIGNATURE